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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                               Commission File Number: 000-24993
                                                                      ----------

                           NOTIFICATION OF LATE FILING

(Check One):        Form 10-K          Form 11-K      Form 20-F     X  Form 10-Q
              ------            -------          -----            ----

                     Form N-SAR
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         For Period Ended:     June  30, 2002
                            -------------------------

    Transition Report on Form 10-K          Transition Report on Form 10-Q
---                                     ---
    Transition Report on Form 20-F          Transition Report on Form N-SAR
---                                     ---
    Transition Report on Form 11-K
---

         For the Transition Period Ended:
                                          ----------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:            Lakes Entertainment, Inc.
                           -----------------------------------------------------
Former name if applicable:          Lakes Gaming, Inc.
                           -----------------------------------------------------

Address of principal
executive office (Street and number): 130 Cheshire Lane, Minnetonka, MN 55305
                                      ---------------------------------------

                                     PART II
                             RULE 12B-25(b) AND (c)

       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


         (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
X        (b)      The subject annual report, semi-annual report, transition
--                report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
                  thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


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         (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable. A letter from Deloitte & Touche LLP is attached as Exhibit 99.1.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Registrant will be delayed in filing its Form 10-Q for the period ended June 30, 2002 due to a recent determination that the Registrant's annual financial statements for the year ended December 30, 2001 must be restated. The restatement relates to the accounting treatment of a transaction involving land held for development in Las Vegas, Nevada. The reasons for the restatement and the expected effects of the restatement on the Registrant's 2001 financial statements are described in its Form 8-K report filed on August 7, 2002. Due to the inability of Arthur Andersen, LLP, the Registrant's former auditor, to provide a current audit opinion, the Registrant recently engaged Deloitte & Touche LLP to re-audit the Registrant's 2001 financial statements. This re-audit is not yet completed, and Deloitte & Touche LLP has advised the Registrant that it will not be in a position to complete a review of the Registrant's financial statements for the three and six month periods ended June 30, 2002 until it has completed the re-audit of the financial statements for the year ended December 30, 2001. Upon completion of the re-audit of the year ended December 30, 2001, the Registrant expects to amend its Annual Report on Form 10-K for the year ended December 30, 2001 , amend its Quarterly Report on Form 10-Q for the three month period ended March 31, 2002, amend any other Quarterly Report on Form 10-Q that the Registrant determines must be amended to include restated condensed consolidated financial statements, and file its Quarterly Report on Form 10-Q for the three and six month periods ended June 30, 2002.

                                     PART IV
                                OTHER INFORMATION

         (1)      Name and telephone number of person to contact in
                  regard to this notification:
                  Martin R. Rosenbaum, Esq.                (612) 672-8326
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                      (Name)                             (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).  X   Yes     No
                    ----     ----
         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?    X   Yes      No
                   ----      ----


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         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant did not have significant operating revenues in the quarter ended June 30, 2002, because its only active casino management agreement terminated in January 2002. The Registrant's management fee income was $9,599,000 for the corresponding period of 2001.


                            Lakes Entertainment, Inc.
                   ------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    August 15, 2002           By:  /s/ Timothy J. Cope
      ---------------------            -----------------------------------------
                                       Timothy J. Cope
                                       Executive Vice President and
                                       Chief Financial Officer


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                                INDEX TO EXHIBITS
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Exhibit 99.1   Letter from Deloitte & Touche
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